Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: TuHURA Biosciences, Inc.
Filer’s Commission File No.: 001-37823

Subject Company: Kineta, Inc.
Commission File No.: 001-37695

TuHURA Biosciences, Inc. Enters into $12.5 Million Equity Financing Transaction and Receives Additional $3.0 Million in Warrant Exercise Proceeds to Advance Its Pipeline of Novel Treatments to Overcome Primary Resistance to Cancer Immunotherapy

Secures $12.5 million of commitments in a private offering

Secures an additional $3.0 million through payment of cash exercise price of warrants

Funding provides capital for:

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Initiation of planned Phase 3 accelerated approval trial of IFx-2.0 targeting 40% enrollment by 2-2025 year end
•
Acquisition of and initiating a Phase 2 trial in NPM1 mutated AML, a novel VISTA inhibiting antibody through closing of Kineta merger
•
Advancing first-in-class immune modulating bi-specific, and bi-functional Antibody Drug Conjugates (ADC) and Antibody Peptide Conjugates (APCs)

TAMPA, Fla., June 3, 2025 - TuHURA Biosciences, Inc. (NASDAQ:HURA) (“TuHURA” or “Company”), a Phase 3 immune-oncology company developing novel technologies to overcome resistance to cancer immunotherapy, today announced that it has entered into a definitive securities purchase agreement for the issuance and sale in a private placement of an aggregate of $12.5 million of shares of its common stock, for an aggregate of 4.6 million shares, together with warrants to purchase an equal number shares of common stock at an exercise price of $3.3125 per warrant share. The securities in the offering were sold at a combined purchase price of $2.65 per share and accompanying warrant, which represents a fifteen percent (15%) discount to the NASDAQ closing price of the Company’s common stock on June 2, 2025.

Under the definitive agreement, approximately $9.0 million of the total offering amount will be purchased in four equal tranches based on the Company’s achievement of certain milestones (the “Initial Funding Amount”), and the remaining $3.5 million is required to be purchased and funded by December 31, 2025. One-fourth of the Initial Funding Amount will be purchased and funded at the initial closing of the offering, which is anticipated to be held on June 4, 2025 (subject to customary closing conditions), with the remaining three tranches of the Initial Funding Amount to be purchased and funded based on the achievement of the following three milestones (the “Funding Milestones”) if and when the applicable milestone is achieved:

•
One-fourth of the Initial Funding Amount will be purchased and funded after the Company is notified by the Food and Drug Administration (FDA) that the Company is no longer subject to the partial clinical hold set forth in the FDA’s Partial Clinical Hold letter dated January 24, 2024, with respect to the Company’s planned Phase 3 trial of IFx-2.0;
•
One-fourth of the Initial Funding Amount will be purchased and funded after the Company’s Phase 3 trial for IFx-Hu2.0 has been initiated; and
•
One-fourth of the Initial Funding Amount will be purchased and funded immediately prior to the closing of the Company’s proposed merger transaction with Kineta, Inc. (the “Kineta Merger”).

The Company currently anticipates that all of the Funding Milestones will be achieved by the end of July 2025.

The warrants issued in the offering will expire on the fifth (5th) anniversary of the initial exercise date, with the initial exercise date being the later of (i) six months from the date of the definitive securities purchase agreement or (ii) the amendment of the Company’s articles of incorporation to increase the number of authorized shares of common stock. The exercise price of the warrants is subject to proportional adjustment for stock splits, reverse stock splits, and similar transactions.

The Company currently plans to use the net proceeds from the offering to fund cash requirements for the closing the proposed merger with Kineta, Inc., to fund the initiation of the Phase 3 Trial for IFx-2.0, to fund the advancement of Kineta’s KVA12123 novel VISTA-inhibiting antibody to a Phase 2 trial, and for other working capital needs.

Paulson Investment Company, LLC acted as exclusive placement agent for the offering, and Brookline Capital Markets, a division of Arcadia Securities, provided equity market advisory services to the Company.

The securities described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”) and Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities laws. Accordingly, the shares of the securities may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (“SEC”) or an applicable exemption from such registration requirements. The securities were offered only to accredited investors. The Company has agreed to file a registration statement to register the resale of the shares of common stock issuable and shares of common stock underlying the warrants no later than 60 calendar days following the date of the initial closing and to use reasonable efforts to cause such registration statement to become effective within 120 calendar days following the date of the initial closing.

In addition to the offering, the Company secured $3.0 million in additional cash proceeds from the previously disclosed February 2025 cash exercise of approximately 1.0 million warrants to purchase shares of Company common stock. The Company currently expects that the proceeds from the offering, in addition to the cash proceeds from the warrant exercises, will be sufficient to fund the Company’s cash needs for completion of the Company’s proposed merger with Kineta, Inc. contingent on the satisfaction of the Funding Milestones and the satisfaction of all other closing conditions and requirements relating to the completion of the merger.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About TuHURA Biosciences, Inc.

TuHURA Biosciences, Inc. (Nasdaq: HURA) is a Phase 3 immuno-oncology company developing novel technologies to overcome primary and acquired resistance to cancer immunotherapy, two of the most common reasons cancer immunotherapies fail to work or stop working in the majority of patients with cancer.

TuHURA’s lead innate immune agonist, IFx-2.0, is designed to overcome primary resistance to checkpoint inhibitors. TuHURA is preparing to initiate a single randomized placebo-controlled Phase 3 registration trial of IFx-2.0 administered as an adjunctive therapy to Keytruda® (pembrolizumab) compared to Keytruda® plus placebo in first-line treatment for advanced or metastatic Merkel Cell Carcinoma.

Following the proposed merger with Kineta, the Company expects to advance Kineta’s novel VISTA inhibiting antibody into a randomized Phase 2 trial in NPM1 Mutated r/r AML in combination with a menin inhibitor.

In addition to its innate immune agonist product candidates, TuHURA is leveraging its Delta Opioid Receptor technology to develop first-in-class, bi-specific antibody drug conjugates and antibody peptide conjugates targeting Myeloid Derived Suppressor Cells to inhibit their immune-suppressing effects on the tumor microenvironment to prevent T cell exhaustion and acquired resistance to checkpoint inhibitors and cellular therapies.

For more information, please visit www.tuhurabio.com and connect with TuHURA on Facebook, X, and LinkedIn.

IMPORTANT ADDITIONAL INFORMATION REGARDING PROPOSED MERGER WITH KINETA

In connection with the proposed acquisition by merger of Kineta, Inc. (“Kineta”) by TuHURA (the “Merger”), TuHURA filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, dated February 7, 2025 (the “Registration Statement”), which was declared effective on May 14, 2025 and which contains a joint proxy statement of Kineta and TuHURA and a prospectus of TuHURA (the “Joint Proxy Statement/Prospectus”), and TuHURA and Kineta may file with the SEC other relevant documents regarding the Merger. Investors and securityholders of TuHURA and Kineta are urged to read the Joint Proxy Statement/Prospectus and such other materials carefully because they contain important information about TuHURA, Kineta, and the proposed Merger. This press release is not a substitute for the definitive Joint Proxy Statement/Prospectus or any other documents that TuHURA may file with the SEC or send to securityholders in connection with the proposed Merger.

A definitive copy of the definitive Joint Proxy Statement/Prospectus was mailed to Kineta and TuHURA stockholders beginning May 23, 2025. Investors and stockholders may obtain free copies of the documents filed or that will be filed with the SEC by TuHURA through the website maintained by the SEC at www.sec.gov. The documents filed by TuHURA with the SEC may also be obtained free of charge at TuHURA’s website at www.tuhurabio.com or upon written request to: TuHURA, 10500 University Drive, Suite 110, Tampa, Florida 33612.

NO OFFER OR SOLICITATION

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Merger and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy the securities of TuHURA or Kineta, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

PARTICIPANTS IN THE SOLICITATION

TuHURA and Kineta and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from stockholders in connection with the Merger and other matters that may be set forth in the Joint Proxy Statement/Prospectus. Information about TuHURA’s directors and executive officers is set forth in TuHURA’s filings with the SEC, including TuHURA’s Form 10-K filed on March 31, 2025. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the solicitation of proxies in the Merger may be obtained by reading the Joint Proxy Statement/Prospectus. You may obtain free copies of these documents as described above under “IMPORTANT ADDITIONAL INFORMATION REGARDING PROPOSED MERGER WITH KINETA”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These Forward-looking statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and other future conditions. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words or similar expressions. Examples of such forward-looking statements include but are not limited to express or implied statements regarding TuHURA’s expectations, hopes, beliefs, intentions or strategies regarding the future and include, without limitation, statements regarding, the satisfaction to the conditions to the completing the offering, the impact of the proceeds from the offering, TuHURA’s IFx-Hu2.0 product candidate and anticipated Phase 3 trial, its tumor microenvironment modulators development program, its potential acquisition by merger of Kineta Inc. and the statements about Kineta’s VISTA-101 development program and statements regarding the closing conditions for the transaction,

TuHURA’s needs and expectations regarding its existing capital resources and its need for additional capital (including financing to complete the Kineta merger), and any developments or results in connection therewith and the anticipated regulatory pathway and timing of the foregoing development programs, studies and trials. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. You are cautioned that such statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in these forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are described in detail in our registration statements, reports and other filings with the SEC, which are available on the combined company’s website, and at www.sec.gov.

The forward-looking statements and other information contained in this press release are made as of the date hereof, and TuHURA does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws. Nothing herein shall constitute an offer to sell or the solicitation of an offer to buy any securities.

Investor Contact:

Monique Kosse

Gilmartin Group

Monique@GilmartinIR.com